Exhibit 99.72

Collective Mining Announces a New Discovery at the ME Target and 2024 Exploration Plans

○	The first drill holes into the grassroot generated ME target at the Guayabales project, which is located approximately 800 metres southeast of the Apollo system, have resulted in a new precious metal rich discovery with highlights including:

○	111.25 metres @ 1.00 g/t gold equivalent from 130 metres downhole (APC-81).

○	55.40 metres @ 1.20 g/t gold equivalent from 239.95 metres downhole (APC-83).

○	The ME discovery is open to the north, south, west and at depth.

○	Final Phase I reconnaissance drill holes into the northwestern portion of the Plutus target intercepted precious metal rich mineralization beginning at surface including:

○	304.60 metres @ 0.76 g/t gold equivalent (PNC-5).

○	Visual logging of recently completed reconnaissance greenfield drill holes at the Trap and Olympus Deeps targets suggests significant broad zones of mineralization have been encountered with initial assay results expected in January 2024.

○	The 2024 exploration program will include a minimum of 40,000 metres of diamond drilling and an airborne VTEM/ZTEM survey. Drilling will focus on continued expansion of the flagship Apollo system and exploration drilling of various targets including, but not limited to, Trap, Olympus, Plutus and the newly generated Tower and X targets.

Ari Sussman, Executive Chairman commented: “The mineral endowment within the Guayabales project’s 4.5 kilometre long porphyry corridor continues to amaze with drilling new discoveries being the norm instead of the exception. Our 2024 exploration plans will remain steadfast in trying to extract as much value out of the ground through exploration and growth drilling in order to best arm ourselves with an idea of the potential scale of the mineralized systems in order to advance to the next stage of development for this remarkable asset.”

Toronto, Ontario, December 27, 2023 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce its exploration plans for 2024 at the Guayabales project, assay results for a new discovery at the ME target and final assay results for holes from a recently discovered mineralized zone in the northwest portion of the large Plutus target.

The Company has completed 82 drills holes comprised of approximately 36,060 metres of diamond drilling during 2023 at the Guayabales project with pending assay results for numerous holes expected in January 2024.

2024 Exploration Plans

The 2024 exploration program will be the Company’s largest to date with four rigs initially operating in January up to a maximum of six rigs throughout the year. Based on a very successful 2023 program, in which approximately 36,000 metres of drilling was completed, the Company will continue focusing on growth with two key objectives for the year:

Expansion of the Apollo System – Drilling to date has outlined a robust and high-grade gold-silver-copper-tungsten porphyry system which outcrops at surface and boasts maximum known dimensions of 560 metres in strike by 395 metres in width by 935 metres vertically. The system remains open along strike to the north, west and depth and drilling in 2024 will continue to push the boundaries to try and find the limits of the system. As announced on December 11th, 2023, drill hole APC70-D5 has visually extended the vertical of the system to well over 1,000 metres with assay results for this hole and others expected in early 2024.

Exploration Targets – Based on the resounding success in drilling new targets and making new discoveries in 2023, the Company will continue to outline, define and drill early stage or grassroot targets along the 4.5-kilometre porphyry corridor at the Guayabales project as follows:

●	Olympus Target – In early 2022, the Company announced the discovery of Olympus, highlighted by near surface bulk intercepts including OLCC-1, which cut 301.9 metres @ 1.11 g/t AuEq (see press release March 15, 2022). As announced in a press release on December 11, 2023, drill hole APC88-D1, which began south of Apollo, visually cut two long yet distinctly different zones of mineralization. The first zone intercepted approximately 500 metres of brecciated porphyry mineralization through the Apollo system. Further downhole, a second zone of mineralization measuring more than 200 metres was intersected deep below Olympus before the hole was lost in a fault while still in mineralization. Based on visual logging, it is clear this second zone of mineralization is a new gold intrusion system characterized by an abundance of magnetite and molybdenite in the mineral matrix. Given the potential impact of this new discovery, the Company will focus its drilling on the target beginning in January 2024.

●	Trap Target – Discovery hole, TRC-1, was announced on September 27, 2022 and intersected 102.2 metres @ 1.53 g/t AuEq. Follow up drilling began in November 2023 and holes TRC-2 and TRC-3 have intersected potentially significant zones of mineralization with more than 500 metres of continuous mineralization observed in TRC-2. Assay results for these holes are expected in January 2024 with drilling expected to resume shortly thereafter.

●	Plutus Target – Given the large scale of the coincidental copper and molybdenum in-soil anomalies and the lack of outcropping rock, the Company will be flying an airborne VTEM/ZTEM survey across the Guayabales project in H1, 2024 and once complete and interpreted, drilling will ensue at Plutus.

●	Target X and Tower Target – Newly generated and both exhibiting similar surface characteristics to the Apollo system, the Company plans on drill testing both targets in 2024.

ME Target (See Table 1 and Figures 1 to 3)

Six diamond drill holes were completed as part of the Phase I reconnaissance program at the ME target (“ME”), which is located approximately 0.8 kilometres to the southeast of the Apollo system. The drilling results into ME have outlined a new discovery of gold and silver mineralization hosted with breccia and porphyry units with strike dimensions of 100 metres to the northeast, a 50 meters width and vertical continuity down to a depth of 407 metres below surface with details as follows:

APC-78 was drilled southwest from newly constructed Pad 11 to a final downhole depth of 479.55 metres. The hole cut a new brecciated porphyry system which is overprinted by late stage sheeted CBM veins plus multiple zones of CBM veins hosted within a quartz diorite porphyry unit. The following results are highlighted:

●	58.45 metres @ 0.51 g/t gold equivalent from 95.75 metres downhole including;

○	12.65 metres @ 1.26 g/t gold equivalent from 141.55 metres downhole.

●	6.15 metres @ 4.13 g/t gold equivalent from 242.55 metres downhole.

●	0.75 metres @ 15.09 g/t gold equivalent from 346.95 metres downhole.

●	0.70 metres @ 9.37 g/t gold equivalent from 462.30 metres downhole.

APC-81 was drilled to the southwest from Pad 11 to a final downhole depth of 476.00 metres and was designed to test down dip continuity of the newly discovered mineralization encountered in APC-78. The hole cut both brecciated mineralized porphyry and quartz diorite porphyry with CBM vein mineralization with highlighted results as follows:

●	12.40 metres @ 1.23 g/t gold equivalent from 47.00 metres downhole and;

●	111.25 metres @ 1.00 g/t gold equivalent from 130.00 metres downhole including:

○	23.10 metres @ 1.93 g/t gold equivalent from 152.30 metres downhole.

○	21.50 metres @ 1.56 g/t gold equivalent from 205.00 metres downhole.

●	25.10 metres @ 1.67 g/t gold equivalent from 352.95 metres downhole.

●	28.15 metres @ 0.89 g/t gold equivalent from 421.15 metres downhole.

APC-83 was drilled steeply to the southwest from Pad 11 to a maximum downhole depth of 391.40 metres and was designed to test depth continuity of the mineralization encountered in APC-78 and APC-81. Mineralization styles are the same as those encountered in previous drilling with assay results as follows:

●	50.95 metres @ 0.40 g/t gold equivalent from 16.55 metres downhole.

●	29.95 metres @ 0.60 g/t gold equivalent from 150.35 metres downhole.

●	55.40 metres @ 1.20 g/t gold equivalent from 239.95 metres downhole including:

○	12.60 metres @ 3.17 g/t gold equivalent from 239.95 metres downhole.

●	5.10 metres @ 1.31 g/t gold equivalent from 351.30 metres downhole.

APC-85 was drilled steeply to the south from Pad 11 to a maximum downhole depth of 385.05 metres and intersected CBM veins and veinlets which overprinted quartz diorite porphyry. The following assay results are highlighted:

●	46.05 metres @ 0.69 g/t gold equivalent from 12.10 metres downhole.

●	201.25 metres @ 0.43 g/t gold equivalent from 183.80 metres downhole including:

○	37.10 metres @ 1.00 g/t gold equivalent from 290.60 metres downhole.

MEC-1 was drilled to test a CBM vein system located along strike to the southeast of the intercepts in this release. The hole was directed to the southwest and drilled to a maximum depth of 544.60 metres. The hole intercepted some sporadic CBM veining which overprinted quartz diorite porphyry and returned 48.9 metres grading 0.34 g/t gold equivalent from 8.65 metres downhole.

Table 1: Assay Results for APC-78, APC-81, APC-83, APC-85, APC-87 and MEC-1

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	AuEq (g/t*)
APC-78	95.75	154.20	58.45	0.40	5	0.02	0.002	0.51
incl	141.55	154.20	12.65	1.04	13	0.03	0.002	1.26
and	217.60	218.30	0.70	5.37	18	0.04	0.002	5.56
and	242.55	248.70	6.15	3.59	39	0.05	0.001	4.13
and	337.15	337.85	0.70	6.32	82	0.11	0.001	7.49
and	346.95	347.70	0.75	15.50	1	0.01	0.002	15.09
and	407.00	408.10	1.10	3.94	10	0.02	0.002	4.01
and	462.30	463.00	0.70	9.35	18	0.03	0.001	9.37
and	472.55	473.90	1.35	3.53	81	0.16	0.001	4.86
APC-81	47.00	59.40	12.40	1.00	15	0.02	0.001	1.23
and	130.00	241.25	111.25	0.83	10	0.03	0.002	1.00
incl	152.30	175.40	23.10	1.70	16	0.03	0.002	1.93
and Incl	205.00	226.50	21.50	1.38	11	0.02	0.002	1.56
and	261.10	265.30	4.20	1.56	14	0.05	0.002	1.82
and	352.95	378.05	25.10	1.58	7	0.02	0.001	1.67
and	399.00	403.55	4.55	1.75	6	0.02	0.001	1.82
and	421.15	449.30	28.15	0.82	4	0.02	0.001	0.89
APC-83	16.55	67.50	50.95	0.23	9	0.02	0.001	0.40
and	150.35	180.30	29.95	0.47	6	0.02	0.002	0.60
and	239.95	295.35	55.40	0.98	14	0.02	0.002	1.20
incl	239.95	252.55	12.60	3.15	5	0.01	0.002	3.17
and	351.30	356.40	5.10	1.21	8	0.01	0.001	1.31
APC-85	12.10	58.15	46.05	0.42	15	0.03	0.001	0.69
and	183.80	385.05	201.25	0.35	4	0.02	-	0.43
Incl	290.60	327.70	37.10	0.90	6	0.02	-	1.00
APC-87	Hole abandoned due to technical issues
MEC-1	8.65	57.55	48.90	0.11	7	0.06	0.002	0.34

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz, Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

Plutus Target (See Table 2 and Figure 1-3)

The large Plutus porphyry target measures approximately 1,000 metres by 720 metres as outlined by a magnetic high which is coincident with copper and molybdenum soil anomalies measuring greater than 300 ppm and 20 ppm respectively.

Reconnaissance drilling was undertaken in the northwestern edge of the anomaly with discovery hole PNC-2 being announced on October 11, 2023 and yielding 136.45 metres @ 1.31 g/t AuEq. Assay results have been received for the final four holes of the Phase I reconnaissance program and are outlined below.

PNC-3 was drilled to the southeast to test for porphyry mineralization from PPad1 and reached a final downhole depth of 456.80 metres. The hole encountered low grade porphyry mineralization from 3.05 metres to 83.0 metres downhole and returned 0.24 g/t gold equivalent over a core length of 79.95 metres.

PNC-4 was drilled from PPad1 to the southwest and north of previously announced drill hole PNC-2 (see press release October 11, 2023) to test for continuity of the mineralization. The drill reached a final downhole depth of 614.20 metres and encountered three zones of porphyry related mineralization from 66.50 metres, 130.30 metres and 487.40 metres respectively with assay results as follows:

●	25.60 metres @ 0.33 g/t gold equivalent from 66.50 metres downhole.

●	132.35 metres @ 0.52 g/t gold equivalent from 130.30 metres downhole.

●	57.60 metres @ 1.36 g/t gold equivalent from 487.40 metres.

PNC-5 was drilled steeply from PPad 2 to the southwest to test for the continuity of mineralization. The drill hole reached a final downhole depth of 464.20 metres and intersected brecciated quartz diorite porphyry and overprinting carbonate base metal veins. The following assay results are highlighted:

●	304.60 metres @ 0.76 g/t gold equivalent from 4.40 metres downhole in brecciated quartz diorite porphyry rocks including:

○	47.90 metres @ 1.25 g/t gold equivalent from 96.75 metres downhole and;

○	54.00 metres @ 1.69 g/t gold equivalent from 255.00 metres downhole.

PNC-6 was drilled steeply to the southwest from PPad2 and the hole reached a maximum downhole depth of 374.45 metres with results as follows:

●	120.75 metres @ 0.66 g/t gold equivalent from 11.25 metres downhole including:

○	21.70 metres @ 1.06 g/t gold equivalent from 32.70 metres downhole and;

○	18.65 metres @ 1.11 g/t gold equivalent from 88.75 metres downhole.

Table 2: Assay Results for PNC-3, PNC-4, PNC-5 and PNC-6

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	AuEq (g/t*)
PNC-3	3.05	83.00	79.95	0.13	1	0.04	0.003	0.24
PNC-4	66.50	92.10	25.60	0.16	1	0.08	0.004	0.33
and	130.30	262.65	132.35	0.35	10	0.02	0.001	0.52
and	487.40	545.00	57.60	1.31	3	0.01	0.003	1.36
PNC-5	4.40	309.00	304.60	0.58	9	0.03	0.003	0.76
incl	96.75	144.65	47.90	1.11	10	0.01	0.001	1.25
and Incl	255.00	309.00	54.00	1.44	16	0.02	0.003	1.69
PNC-6	11.25	132.00	120.75	0.31	13	0.08	0.004	0.66
Incl	32.70	54.40	21.70	0.59	20	0.09	0.006	1.06
and Incl	88.75	107.40	18.65	0.47	29	0.12	0.004	1.11

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz, Mo - US$25/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

Figure 1: Long Section of the 4.5 Kilometre Porphyry Corridor at the Guayabales Project Outlining Highlights of the Various Discoveries Made and Undrilled Targets

Figure 2: Plan View of Drill Holes into the ME and Plutus Targets Outlined in this Release

Figure 3: Plan View of the Guayabales Project Highlighting the ME and Plutus Targets

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the outcropping, large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo porphyry system. The Company’s near-term objective is to continue to expand the overall dimensions of the system, which remains open in most directions and test earlier stage and newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS and ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.